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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  JULY 10, 2003

                          COMMISSION FILE NO. 1 - 10421
                             LUXOTTICA GROUP S.P.A.

                         VIA CANTU 2, MILAN 20123 ITALY
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

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                         [LUXOTTICA GROUP LOGO]

SET FORTH BELOW IS THE TEXT OF A PRESS RELEASE ISSUED ON JULY 10, 2003.

         LUXOTTICA GROUP EXTENDS CASH OFFER FOR OPSM GROUP TO AUGUST 1

MILAN, ITALY, JULY 10, 2003 - LUXOTTICA GROUP S.P.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced that its cash offer announced on April 29, 2003 and commenced on June 16, 2003 for all outstanding shares, options and performance rights of OPSM Group Limited (ASX: OPS) will be extended by two weeks. The offer by Luxottica South Pacific, an indirect, wholly-owned subsidiary of Luxottica Group, to OPSM holders of shares, options and performance rights is now scheduled to expire at 7:00 p.m. (Sydney time) on August 1, 2003, unless extended in accordance with the Australian Corporations Act.

Luxottica Group's offer is subject to a number of conditions, including approval from the Australian Foreign Investment Review Board (FIRB). As FIRB cannot confirm that it will give its approval before July 18 (the original closing date for the offer), Luxottica Group has chosen to extend the offer period to accommodate the FIRB approval process and also to provide shareholders with additional time to accept the offer.

Luxottica Group also announced that, in satisfaction of one of the conditions of the offer, it had received confirmation from the Australian Competition and Consumer Commission (ACCC) that it would not intervene in Luxottica Group's offer for the OPSM Group.

Any enquiries relating to this offer can be directed to the Luxottica Group-OPSM Offer Helpline at 1300 766 050 for calls within Australia. For calls from outside Australia, additional information can be obtained at +61 2 9240 7546. Please note that calls to these numbers will be recorded, for legal reasons.

ABOUT LUXOTTICA GROUP S.P.A.

Luxottica Group is the world leader in the design, manufacturing, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,450 styles in a wide array of colours and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%- owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban(R), Revo(R), Arnette TM and Killer Loop(R) brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2002, Group net sales improved year-over-year by 2.2

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percent to EUR 3,132.2 million and net income by 17.6 percent to EUR 372.1 million. Additional information on the company is available on the web at www.luxottica.com.

ABOUT OPSM GROUP

OPSM is the leading optical retailer in Australia, with 481 stores and three brands - OPSM, Laubman & Pank and Budget Eyewear - each targeting a clearly defined market segment. It is also the market leader in New Zealand, with 34 stores, and has expanded into Asia, where it now has 80 stores in Hong Kong, 12 in Singapore and 12 in Malaysia. The total number of OPSM stores as at 31 December 2002 was 619, and OPSM employs approximately 4,000 people.

SAFE HARBOR STATEMENT

CERTAIN STATEMENTS IN THIS PRESS RELEASE MAY CONSTITUTE FORWARD LOOKING STATEMENTS WHICH ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND BELIEFS AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING RISKS THAT MAY NOT BE SUBJECT TO THE COMPANY'S CONTROL. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, FLUCTUATIONS IN EXCHANGE RATES, ECONOMIC AND WEATHER FACTORS AFFECTING CONSUMER SPENDING, THE COMPANY'S ABILITY TO SUCCESSFULLY INTRODUCE AND MARKET NEW PRODUCTS, THE COMPANY'S ABILITY TO EFFECTIVELY INTEGRATE RECENTLY ACQUIRED BUSINESSES, THE COMPANY'S ABILITY TO SUCCESSFULLY LAUNCH INITIATIVES TO
INCREASE SALES AND REDUCE COSTS, THE AVAILABILITY OF CORRECTION ALTERNATIVES TO PRESCRIPTION EYEGLASSES, AS WELL AS OTHER POLITICAL, ECONOMIC AND TECHNOLOGICAL FACTORS AND OTHER RISKS REFERRED TO IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE HEREOF, AND THE COMPANY DOES NOT ASSUME ANY OBLIGATION TO UPDATE THEM.

                                     # # #


COMPANY CONTACTS US                             AGENCY CONTACT

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LUXOTTICA GROUP SPA                             BREAKSTONE & RUTH INTERNATIONAL
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Sabina Grossi, Director, Investor Relations     Alexander Fudukidis
Alessandra Senici, Investor Relations

Tel.: +39-02-8633-4665                          Tel.: +1-646-536-7012
E-mail: AlessandraSenici@Luxottica.com          E-mail: AFudukidis@breakstoneruth.com

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                            LUXOTTICA GROUP S.p.A.




                                            By: /s/ Roberto Chemello
                                                --------------------------------
DATE: July 18, 2003                             ROBERTO CHEMELLO,
                                                CHIEF EXECUTIVE OFFICER